51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Tower One Wireless Corp. (the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2   Date of Material Change

July 14, 2020.

Item 3   News Release

The news release dated July 14, 2020 was disseminated via Globe NewsWire.

Item 4   Summary of Material Change

On July 14, 2020, the Company announced the sale of a select portfolio of towers in Mexico for US$2.8 million.

The transaction includes 28 towers for $2.8 million in cash. The Company will remain in the tower business as a developer and operator of towers. The Company expects to receive new assignments for immediate commencement of construction during the third quarter of 2020.

Item 5   Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9   Date of Report

July 15, 2020